UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86243 / June 28, 2019

Admin. Proc. File No. 3-18141

In the Matter of

CELLCYTE GENETICS CORP. and
CHINA PEDIATRIC PHARMACEUTICALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by CellCyte Genetics Corp. or China Pediatric Pharmaceuticals, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to CellCyte Genetics Corp. and China Pediatric Pharmaceuticals, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of CellCyte Genetics Corp. and China Pediatric Pharmaceuticals, Inc., are revoked. The revocation is effective as of July 1, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *CellCyte Genetics Corp., China Pediatric Pharm., Inc., and Hawker Energy, Inc.,* Initial Decision Release No. 1368 (Mar. 18, 2019), 2019 WL 1239734. The Central Index Key numbers are: 1325279 for CellCyte Genetics Corp.; and 1354071 for China Pediatric Pharmaceuticals, Inc.

Initial Decision Release No. 1368
Administrative Proceeding
File No. 3-18141

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **CellCyte Genetics Corp.**, **China Pediatric** **Pharmaceuticals, Inc.**, and **Hawker Energy, Inc.**	**Initial Decision of Default** March 18, 2019

Appearance: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondents CellCyte Genetics Corp. and China Pediatric Pharmaceuticals, Inc., due to their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On August 28, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

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[1] On September 14, 2017, the Commission accepted an offer of settlement from Respondent Hawker Energy, Inc. *CellCyte Genetics Corp.*, Securities Exchange Act of 1934 Release No. 81621, 2017 SEC LEXIS 2865.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against CellCyte Genetics. *CellCyte Genetics Corp.*, Initial Decision Release No. 1184, 2017 SEC LEXIS 3237 (ALJ Oct. 10, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018). *See Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. CellCyte Genetics was directed to submit a proposal for the conduct of further proceedings. *CellCyte Genetics Corp.*, Admin. Proc. Rulings Release No. 6051, 2018 SEC LEXIS 2514, at *1 (ALJ Sept. 21, 2018). It failed to do so. I have therefore proceeded under the Commission's instruction not to give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that CellCyte Genetics was served with the OIP on August 31, 2017. *CellCyte Genetics Corp.*, Admin. Proc. Rulings Release No. 6312, 2018 SEC LEXIS 3173, at *1-2 (ALJ Nov. 9, 2018). Because CellCyte Genetics failed to answer, I ordered it to show cause why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding. *Id.* at *2. To date, CellCyte Genetics has failed to answer, submit a proposal for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

China Pediatric Pharmaceuticals had not yet been served when this proceeding was reassigned to me. Based on two declarations filed by the Division, I found that China Pediatric Pharmaceuticals was served on November 7, 2018, and I ordered it to file its answer by January 22, 2019. *CellCyte Genetics Corp.*, Admin. Proc. Rulings Release No. 6419, 2018 SEC LEXIS 3586, at *1-2 (ALJ Dec. 20, 2018). This deadline was extended to February 13, 2019, by order of the Commission. *Pending Admin. Proc.*, Securities Act Release No. 10603, 2019 SEC LEXIS 37 (Jan. 30, 2019). China Pediatric Pharmaceuticals did not file an answer; accordingly, I ordered it to show cause by March 1, 2019. *CellCyte Genetics Corp.*, Admin. Proc. Rulings Release No. 6467, 2019 SEC LEXIS 211, at *1-2 (ALJ Feb. 19, 2019). It did not respond.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f).

Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

CellCyte Genetics, Central Index Key (CIK) No. 1325279, is a revoked Nevada corporation located in Bothell, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $95,682 for the prior nine months. As of August 25, 2017, the company's stock (symbol "CCYG") was quoted on OTC Link operated by OTC Markets Group, Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Pediatric Pharmaceuticals, Inc., CIK No. 1354071, is a revoked Nevada corporation located in Xi'an, Shaanxi Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2014, which reported a net loss of over $1.52 million for the prior three months. As of August 25, 2017, the company's stock (symbol "CPDU") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for a hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Respondents failed to file any periodic reports since 2014. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. They further failed to heed the delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that the violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of CellCyte Genetics Corp. and China Pediatric Pharmaceuticals, Inc., are REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Cameron Elliot
Administrative Law Judge

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[2]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.